                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  CAMBIO, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   13200N 10 0
                                 (CUSIP Number)
                                  Ali Al-Dahwi
                                c/o Cambio, Inc.
                           6006 North Mesa, Suite 515
                              El Paso, Texas 79912
                                 (915) 581-5828
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                FEBRUARY 21, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

-----------------------------------------------------------------------------------------------------------
CUSIP No. 13200N 10 0                                                     Page 2 of 10 Pages
-----------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Ali Al-Dahwi
                SS#:  465 25 6724
-----------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a) [ ]
                                                                                                   (b) [ ]
-----------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

                OO (See Item 3.)
-----------------------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]

-----------------------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
-----------------------------------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                                      1,555,000 shares
                     --------------------------------------------------------------------------------------
    NUMBER OF
      SHARES          8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                         -0-
       EACH          --------------------------------------------------------------------------------------
    REPORTING         9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                           1,555,000 shares
                     --------------------------------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                                      -0-
-----------------------------------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,555,000 shares (represents 1,555,000 shares of which Mr. Al-Dahwi has a right to purchase upon exercise of options that are exercisable within 60 days).
-----------------------------------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

-----------------------------------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  14.4%
-----------------------------------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

                  IN
-----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


ITEM 1.           SECURITY AND ISSUER.

                  Class A Common Stock, $.01 par value.

                  Cambio, Inc. (the "Company")
                  6006 North Mesa, Suite 515
                  El Paso, Texas 79912


ITEM 2.           IDENTITY AND BACKGROUND.


--------------------------------------------------------------------------------
1.  (a)  Name:                            Ali Al-Dahwi
--------------------------------------------------------------------------------
    (b)  Residence:                       6015 Torry Pines Drive
                                          El Paso, Texas 79912

--------------------------------------------------------------------------------
    (c)  Principal Occupation             Occupation: President and Chief
         and Business Address:            Executive Officer of the Company.

                                          Address: 6006 North Mesa, Suite 515
                                                 El Paso, Texas 79912
--------------------------------------------------------------------------------
    (d)  Criminal Convictions:            None
--------------------------------------------------------------------------------
    (e)  Civil Proceedings:               None
--------------------------------------------------------------------------------
    (f)  Citizenship:                     United States
--------------------------------------------------------------------------------

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Mr. Al-Dahwi has been granted options to purchase 1,555,000 shares of Class A Common Stock at a price per share of $0.20.

ITEM 4.           PURPOSE OF TRANSACTION.

         Mr. Al-Dahwi does not have a plan or proposal which relates to or would result in:

                                  SCHEDULE 13D

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the company by any person;

         (h) Causing the Common Stock to cease to be authorized to be quoted in the inter-dealer quotation system of the National Association of Securities Dealers, Inc.;

         (i) Although the Common Stock may be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, to have such registration terminated; or

         (j) Any action similar to any of those enumerated above.

                                  SCHEDULE 13D

ITEM 5.      INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) Mr. Al-Dahwi may be deemed to own beneficially an aggregate of 1,555,000 shares of Common Stock. Based upon the 10,773,034 shares of Common Stock outstanding as of February 10, 2000 (as set forth in the Company's Annual Report on Form 10-QSB for the fiscal year ended December 31, 1999), the shares which may be deemed to be beneficially owned by Reporting Person represent approximately 14.4% of the shares of Common Stock outstanding.

         (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page and the responses to Items 4 and 5(a) above.

         (c) Mr. Ali Al-Dahwi sold 310,000 shares of Common Stock on February 22, 2000.

         (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person, except:

         (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             Not applicable.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

             Not applicable.

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                                  SCHEDULE 13D

                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date: March 1, 2000


                                  /s/ Ali Al-Dahwi
                                  ----------------------------------------
                                  Ali Al-Dahwi